SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                         Fighton Succession Corporation
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                  ------------
                                 (CUSIP Number)


   Michael Rejbeni, 5969 Cattleridge Blvd., Suite 200, Sarasota, Florida 34232,
   ----------------------------------------------------------------------------
                                 (941) 552-2140
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 August 31, 2001
                                 ---------------
            (Date of Event which Requires Filing of this Statement.)

CUSIP  No.  N/A
            ---

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     1)   Names  of  Reporting  Persons,  I.R.S.  Identification  Nos.  of Above
          Persons (entities only)

          Key  Card  Communications,  Inc.
          --------------------------------
--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions) N/A (a)
          --------
               N/A  (b)
          --------
--------------------------------------------------------------------------------

     3)   SEC  Use  Only
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     4)   Source  of  Funds  (See  Instructions)  Stock  exchange without cash
                                                  ----------------------------
          consideration
          -------------
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     5)   Check  if  Disclosure  of  Legal Proceedings is Required Pursuant to
          Items  2(d)  or  2(e)
          N/A
          ---
--------------------------------------------------------------------------------

     6)   CITIZENSHIP  OR  PLACE OF ORGANIZATION  CALIFORNIA  CORPORATION HAVING
                                                  ------------------------------
          ITS PRINCIPAL place of business at: 5969 Cattleridge Blvd., Suite 200,
          ----------------------------------------------------------------------
          Sarasota, Florida  34232
          ------------------------
--------------------------------------------------------------------------------

     Number  of Shares     (7) Sole Voting Power          16, 716,414 (94%)
     Beneficially                                ------------------------------

--------------------------------------------------------------------------------
     Owned by Each         (8) Shared Voting Power             N/A
     Reporting

--------------------------------------------------------------------------------
     Person  With:         (9) Sole  Dispositive  Power        N/A

--------------------------------------------------------------------------------
                          (10) Shared Dispositive Power        N/A

--------------------------------------------------------------------------------

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person      N/A
                                                                            ---

--------------------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)    N/A
                          -----

--------------------------------------------------------------------------------

     13)  Percent  of  Class  Represented  by  Amount  in  Row (11)   94%
                                                                      ---

--------------------------------------------------------------------------------
     14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)

               Key Card Communications Corporation ("Key") is a privately held corporation which engaged in a reverse reorganization with Fighton Succession Corporation ("Fighton") whereby Key became a wholly owned subsidiary of Fighton in exchange for Key holding 94% of the Fighton shares. Key intends to distribute such restricted shares to its shareholders.

               Fighton  will  change  its  name  to  Key  Card  Communications
               Corporation  and  continue  in  that  business.
--------------------------------------------------------------------------------


Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November  29,  2001
-------------------
Date


---------------------------
Mr.  Michael  Rejbeni


President,  Fighton  Succession  Corporation
--------------------------------------------
Name/Title



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